Exhibit 99.1


ASML ANNOUNCES 2003 FIRST QUARTER RESULTS


VELDHOVEN, the Netherlands, April 16, 2003 - ASML Holding NV (ASML) today announced its first quarter 2003 results as follows:

    o Sales of 33 lithography systems - 27 new and 6 refurbished systems - up from Q1 02 sales of 13 lithography systems, including 1 refurbished system;
    o Increase in average selling price to EUR 9.2 million, up 10 percent from a Q1 02 average selling price of EUR 8.4 million;
    o Net loss of EUR 82 million or EUR .17 per ordinary share, compared with a Q1 02 net loss of EUR 108 million or EUR .23 per ordinary share;
    o Cash generation of EUR 40 million in Lithography, up from Q1 02 cash usage in Lithography of EUR 194 million;
    o    Continued improvements in working capital of EUR 92 million;
    o Pre-tax loss from Discontinued Operations narrowed to EUR 22 million, including one-time charges of EUR 11 million in Q1 03, from EUR 33 million in Q1 02.


Commenting on Q1 03 results, Doug Dunn, president and CEO, ASML said:

"Historically, the first quarter is a weak quarter. Our results reflect that trend as well as a poor global economy, generally, and a continued depressed market in the semiconductor industry, specifically. The same factors that affect consumer confidence resonate throughout the semiconductor supply chain also affecting equipment manufacturers.

"However, within this tough environment, we continued to generate cash, increased worldwide market share according to industry analysts and implemented actions to lower our breakeven level. Despite difficult business conditions, ASML continued to outpace the competition and maintain its commitment to leadership."


Lithography - Continuing Operations

Total net sales in the first three months of 2003 were EUR 318 million as compared with total net sales of EUR 179 million for the first three months of 2002. This reflects a net increase of EUR 139 million or a 78 percent increase year-on-year from the same quarter last year.

As of March 31, 2003, the order backlog for lithography systems was 87 units with a total value of EUR 870 million. This compares with an order backlog for lithography systems of 103 units with a value of EUR 1,077 million as of December 31, 2002. The order backlog reflects the number of systems ordered to date by customers for shipment over the following 12-month period. ASML continues not to issue guidance or forecasts due to uncertain market conditions.

The total gross margin for lithography operations in the first quarter 2003 was 16.6 percent, compared to a gross margin of 9.6 percent in the first quarter 2002. The gross margin was depressed due to continued price pressure and the relatively low number of product shipments causing under-utilization of manufacturing capacity and facilities. Due to better fixed-cost coverage, gross margin improves during financial quarters if shipments are higher.

Track and Thermal - Discontinued Operations

As previously announced, ASML decided to terminate its Track equipment activities in 2002 and sell its Thermal operations in 2003. The decision resulted in a first quarter 2003 net loss from Discontinued Operations of EUR 13 million, compared with a first quarter 2002 net loss of EUR 22 million. This decrease was due to lower operating losses resulting from the termination of Track activities but was offset by valuation allowances for buildings and the results of previously announced cost cutting measures in the Thermal business, which ASML still intends to sell during 2003.

Please note: Results for 2002 have been restated to reclassify Track and Thermal activities as Discontinued Operations.

Financial Position

In the first quarter 2003, the Lithography operation generated EUR 40 million in cash from operating, investing and financing activities while the Track and Thermal business used EUR 12 million. In addition, there was the negative impact on cash of EUR 8 million due to foreign exchange rate fluctuations. This compares with 2002 first quarter totals of EUR 194 million in cash used by the Lithography operation and EUR 7 million used by the Track and Thermal business.

In the second half 2002, ASML implemented measures focused on improving its working capital management and reducing headcount. These measures contributed to the company ending the first quarter with a cash balance of EUR 688 million, up from EUR 669 million as of December 31, 2002. The company is still on target to reach the intended size of its lithography operation, 5,200 employees, by July 2003. ASML will continue its increased efforts to improve the collection of accounts receivable and current tax assets, reduce inventory and manage accounts payable, among other measures.


ASML also remains focused on its target of achieving a balance of cash and cash equivalents in excess of EUR 1 billion by year-end 2003.

Additional Financial Information

Selling, general and administrative (SG&A) costs were EUR 61 million in the first quarter 2003, compared with first quarter 2002 SG&A costs of EUR 61 million. Restructuring expenses relating to the cost cutting measures announced on December 18, 2002, still estimated at less than EUR 10 million in costs for this year, amounted to EUR 6 million for this quarter.

Net research and development costs for Lithography for the first quarter 2003 was EUR 76 million, an increase of EUR 7 million compared with the first quarter of 2002. The rise is due to the timing of research and development costs for leading-edge products, particularly 93-nanometer technology.

"Safe Harbor"

"Safe Harbor" Statement under the U.S. Private Securities Litigation Reform Act of 1995: the matters discussed in this document include forward-looking statements that are subject to risks and uncertainties including -- but not limited to -- economic conditions, product demand and semiconductor industry capacity, competitive products and pricing, manufacturing efficiencies, new product development, ability to enforce patents, availability of raw materials and critical manufacturing equipment, trade environment and other risks indicated in filings with the U.S. Securities and Exchange Commission.

About ASML

ASML is the world's leading provider of lithography systems for the semiconductor industry, manufacturing complex machines that are critical to the production of integrated circuits or chips. Headquartered in Veldhoven, the Netherlands, ASML is traded on Euronext Amsterdam and NASDAQ under the symbol "ASML." For more information, visit the Web site at www.asml.com.

Conference Call Today

A conference call hosted by CEO Doug Dunn and CFO Peter Wennink to discuss the Q1 03 results of ASML will commence today, April 16, 2003, at 17.30 Central European Time / 11.30 Eastern US Time. The call in information follows:

    Dial-in number NL    +31 45 631 6910
    Dial-in number UK    +44 208 400 6310
    Dial-in number US    +1 416 640 1907

The conference call will be available for replay until April 23, 2003 by dialing +1 303 590 3060, with the replay code of 245409#.


Media Contacts:
Tom McGuire - Corporate Communications - +31.40.268.5758 - Veldhoven, the Netherlands
Beth Kitchener - Corporate Communications - +31.40.268.2602 - Veldhoven, the Netherlands

Investor Relations Contacts:
Doug Marsh - US Institutional Investor Relations - +1.480.383.4006 - Tempe, Arizona, USA
Craig DeYoung - Investor Relations +31.40.268.3938 - Veldhoven, the Netherlands